UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Form N-8F
Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 ofthis form and complete verification at the end of the form.)

2.	Name of fund: Clarion Total Return Fund (the “Fund”), the only series of Clarion Investment Trust (the “Trust”)

3.	Securities and Exchange Commission File No.: 811-21133

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application [ ] Amendment

5.	Address of Principal Executive Office:

230 Park Avenue
New York, New York 10169

6.	Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:

Nathan J. Greene
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Tel:  (212) 848-4668

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

The records held in accordance with rules 31a-1 and 31a-2 are kept by the Applicant’s Custodian, Administrator and Accounting Agent, Transfer Agent and its Investment Adviser:

Custodian, Administrator and Accounting Agent:
The Bank of New York
One Wall Street
New York, NY 10286
Tel: (212) 635-6346

Transfer Agent:
Unified Fund Services
431 North Pennsylvania Street
Indianapolis, Indiana 46204
Tel: (317) 917-7035

Investment Adviser:
ING Clarion Capital, LLC
230 Park Avenue
New York, New York 10169
Tel: (212) 883-2730

Note:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund:

[X]	Management Company

[ ]	Unit investment trust

[ ]	Face-amount certificate company

9.	Subclassification if the fund is a management company:

[X]	Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser:
ING Clarion Capital, LLC
230 Park Avenue
New York, New York 10169
Tel: (212) 883-2730

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
N/A

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):
N/A

(b)	Trustee’s name(s) and address(es):
N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[X]	Yes [ ] No

If Yes, for each UIT state:

Name of UIT	File No.	Address
N/A

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes [ ] No

If Yes, state the date on which the board vote took place:
April 14, 2009

If No, explain:
N/A

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes	[X] No

If Yes, state the date on which the shareholder vote took place:
N/A

If No, explain:
The Trust’s Agreement and Declaration of Trust, dated as of June 27, 2002, permits the trustees to dissolve the Trust without a shareholder vote.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:
April 29, 2009

(b)	Were the distributions made on the basis of net assets?

[X]	Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X]	Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

[ ]	Yes	[X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: N/A

17.	Closed-end funds only: N/A
Has the fund issued senior securities?

[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[ ]	Yes	[X] No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
None

(b)	Describe the relationship of each remaining shareholder to the fund:
N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[X]	Yes [ ] No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
The Fund currently retains approximately $260,000 in cash.

(b)	Why has the fund retained the remaining assets?
To fund remaining expenses and liabilities of the Fund. Excess liabilities beyond that $260,000 retained amount will be paid by the Fund’s Investment Adviser.

(c)	Will the remaining assets be invested in securities?

[ ]	Yes	[X] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X]	Yes [ ] No

If Yes,
(a)	Describe the type and amount of each debt or other liability:
Trade Claim: $60,397
Accounting/Custody: $19,302
Advisory Fees: $14,575
Audit/Tax: $15,495
Director Fees: $5,110
Legal Fees: $136,084
Miscellaneous: $7,230

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
See response to 20(b) above.

IV.	Information about Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $50,000
(ii)	Accounting expenses: N/A
(iii)	Other expenses (list and identify separately): N/A
(iv)	Total expenses (sum of lines (i) – (iii) above):
$50,000

(b)	How were those expenses allocated?
These expenses were allocated to the Fund.

(c)	Who paid those expenses?
The expenses will be paid by the Fund.

(d)	How did the fund pay for unamortized expenses (if any)?
N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: N/A

(b)	State the Investment Company Act file number of the fund surviving the Merger: N/A

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that: (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Clarion Total Return Fund, a series of the Clarion Investment Trust, (ii) he is the President and Chief Executive Officer of the Clarion Investment Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/ Daniel Heflin
Daniel Heflin
President and Chief Executive Officer